Exhibit 17.1

November 18, 2019

Chairman Wagenhals,

For the last six months, I have been subjected to nothing but roadblocks and retaliation in trying to fulfill my fiduciary responsibilities as a member of Ammo’s Board of Directors. After careful consideration, it is obvious that I cannot fulfill my fiduciary duties and protect the interests of Ammo shareholders under the current Company culture and structure. Therefore, I hereby submit my resignation as a member of the Board of Directors.

I have outlined previously (in numerous emails) the following activities that I reasonably believe are violations of the Securities Act:

●	Governance Deficiencies
●	Lack of Proper Internal Controls
●	Insider Trading
●	SEC Reporting Deficiencies
●	Lack of Transparency with Shareholders
●	Creation of a Hostile Work Environment
●	Whistleblower Retaliation

I have incurred legal fees personally in fulfilling my fiduciary responsibilities as a Director of Ammo. For your reference, I have included below a copy of Section 2 of the Company’s Corporate Governance Guidelines which provides in part that “the directors will be entitled … to the benefits of indemnification to the fullest extent permitted by law …”.

I will be sending a summary of the legal fees I have incurred in the near future, and expect to be indemnified immediately.

My resignation from the Board needs to be reported on a Form 8-K. The Company is obligated to disclose the reasons for my resignation. If you fail to adequately disclose the reasons for my resignation, I will have no choice but to notify the SEC.

I wish the Company and its shareholders all the best in the future.

Dan O’Connor